4800 140th Ave N
Suite 101
Clearwater, FL 33762

June 2, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549
Attn: Rucha Pandit and Lilyanna Peyser

VIA EDGAR

Re:     Digital Media Solutions, Inc.
Registration Statement on Form S-3
Filed May 1, 2023
File No. 333-271563

Ladies and Gentlemen:

We are writing on behalf of Digital Media Solutions, Inc. (the “Company”) in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 30, 2023 (the “Comment Letter”) relating to the above-referenced filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Registration Statement on Form S-3

Private Placement of Convertible Preferred Stock and Warrants, page 1

1. We note your disclosure that you conducted a Private Placement on March 29, 2023 pursuant to which you issued 80,000 shares of Series A Preferred Stock, 60,000 shares of Series B Preferred Stock and warrants to purchase 14,444,444 shares of Class A Common Stock, and that this registration statement is intended to cover the resale of the Class A Common Stock underlying the securities issued in the Private Placement. However, we also note that your Preliminary Information Statement filed on May 2, 2023 and Definitive Information Statement filed on May 17, 2023 indicate that holders of a majority of your outstanding voting shares authorized by written consent the issuance of 80,000 shares of Series A Preferred Stock, 60,000 shares of Series B Preferred Stock and warrants to purchase 14,444,444 shares of Class A Common Stock as of April 28, 2023, and that this issuance will become effective twenty days after the Information Statement is mailed to your shareholders. Please reconcile these disclosures, or tell us why there appears to be a discrepancy regarding the dates on which the issuance of the securities in the Private Placement was authorized and occurred. Clarify whether the Private Placement was completed, and whether the purchasers in the Private Placement were irrevocably bound, prior to the filing of this registration statement. Refer to Question 134.01 of the Securities Act Compliance and Disclosure Interpretations located on our website.

Response: As set forth in the Form S-3, on March 29, 2023, the selling shareholders identified in the Form S-3 (the “Selling Shareholders”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company, pursuant to which the Selling Shareholders were irrevocably bound to purchase (subject to customary closing conditions): (i) 80,000 shares of Series A Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”); 60,000 shares of Series B Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”) issued in the Private Placement; and (iii) warrants to acquire 14,444,444 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), at an exercise price of $0.6453 per share (the “Warrants”).

On March 30, 2023, the Company closed the transaction contemplated by the Purchase Agreement, including the issuance of the Preferred Stock and Warrants pursuant to a private placement, and entered into a registration rights agreement with the selling shareholders pursuant to which the Form S-3 was filed. As a result, the private placement of the Preferred Stock and Warrants was completed on March 30, 2023.

The Company respectfully notes that the issuance of the Preferred Stock and the Warrants by the Company did not require shareholder approval under Delaware law or NYSE rules. The shareholder approval referenced in the

Preliminary Information Statement and Definitive Information Statement relates solely to provisions in the Certificate of Designations governing the Preferred Stock and in the Warrants that prohibit the Selling Shareholders from converting into or exercising for a number of shares of Class A Common Stock in excess of amounts permitted under NYSE rules and regulations absent shareholder approval. See “Reasons for Approval of the Issuance” on page 4 of the Definitive Information Statement.

On April 28, 2023, the Company obtained such approval and filed the related Preliminary Information Statement and Definitive Information Statement. Following June 6, 2023, the limitations upon issuance described above will no longer be applicable, and the Preferred Shares and Warrants may be converted or exercised in full.

The Company respectfully notes that the Selling Shareholders were irrevocably bound to purchase the Preferred Stock and the Warrants, and actually did purchase the Preferred Stock and Warrants on March 30, 2023. As a result, the private placement was completed prior to the initial filing of the Form S-3. The Company also notes that the only limitation on conversion of the Preferred Stock and exercise of the Warrants was the effectiveness of the shareholder consent, which was outside the control of the Selling Shareholders.

We appreciate the Staff’s comments. Please do not hesitate to contact the undersigned if you require further information.

Sincerely,

DIGITAL MEDIA SOLUTIONS, INC.

By:    /s/ Anthony Saldana
    Anthony Saldana
    General Counsel

cc:    Jeremy Moore, Baker & McKenzie LLP